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Follow-Up Materials

03003634

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lopro Corp.

*CURRENT ADDRESS

**FORMER NAME Nichiei Co, Ltd

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4164 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 2/5/03

82-4664

NC

03 FEB -4 AM 7:21

~~NICHIEI CO., LTD.~~

LOPRO Corp.

AR/S
3-31-02



Annual Report 2002

Company Profile

Founded in March 1970, Nichiei Co., Ltd., has operated under its management philosophy of a "spirit of mutual cooperation," as a financial institution that specializes in providing a stable supply of funds to small and medium-sized firms, which underpin the foundation of the Japanese economy. We have served as a general financial institution that functions as an incubator of small and medium-sized enterprises to complement bank lending activities.

Our mainstay products are "commercial note discounting" and "loans on notes" in conjunction with our "small business loans" and "separate loans" products we created to fulfill the needs of the ever changing business arena. Our commercial service network of 110 branches nationwide enables us to provide prompt responses to our customers' funding needs.

Our shares are listed on the Tokyo Stock Exchange , Osaka Securities Exchange and the Frankfurt Stock Exchange.

Since our founding, as our investors and customers, you have resolutely supported us as "Nichiei;" however, we will launch a new start on November 1, 2002 under the new company name of "LOPRO" (LOng PROsperity). This corporate name change has been implemented to reflect our desire for further growth in the 21st century and our continual stance of devoting ourselves to the success of our customers. We ask for your continued patronage under the new company name.

Table of Contents

Financial Highlights

Nichiei Co., Ltd. and its Subsidiary

	Millions of yen		*Thousands of U.S. dollars**
	2001	**2002**	**2002**
For the Year			
Operating revenues	¥ 62,770	**¥ 46,432**	**$ 348,455**
Operating income (loss)	(40,678)	**4,655**	**34,935**
Net income (loss)	(39,896)	**308**	**2,315**
At Year-end			
Loans and discounted commercial notes	¥303,476	**¥215,436****	**$1,616,780**
Total assets	365,747	**338,960**	**2,543,793**
Total shareholders' equity	165,042	**153,316**	**1,150,588**
Per Share (in single yen and U. S. dollars)			
Net income	¥ (602.1)	**¥ 3.9**	**$ 0.0**
Cash dividend	10.0	**12.5**	**0.1**
Shareholders' equity	2,432.24	1,906.60	14.3

Notes: *The U.S. dollar amounts represent translation of yen amounts at the rate of ¥133.25=US$1.00, the exchange rate at March 31, 2002

**This amount does not include 31,268 million yen that was processed off balance sheets through certain securitizations of loans on notes under specific contracts

A Message from the President



President and CEO
Ryuichi Matsuda

Presently, the state of the Japanese economy is extremely dire. This can be clearly seen in the increased corporate bankruptcies, growing unemployment and lowering of the government bond rating. Heretofore, the Japanese economy's growth has been supported by its small and medium-sized companies that comprise more than 90% of all the companies in Japan. We believe that the ultimate key for the economy to break out of this quagmire is for small and medium-sized companies to demonstrate their dynamism. The credit risk of financing to small and medium-sized companies as a whole is great and is heightened today. However, we firmly believe that it is the societal duty of parties involved in financing to smoothly supply funds to small and medium-sized companies in such times as these.

Since our founding in 1970, we have always taken it to heart that the relationship of trust between people is at the origin of financing. Based on our "spirit of mutual cooperation," we have contributed as much as possible to the growth of small and medium-sized firms and the activation of local economies. We will continue to rebuild our management foundation to achieve further growth in our new stage of development and make an even greater contribution to small and medium-sized companies.

The "small business loans" we began handling in the summer of 2001 are one example of our first steps in this area. These loans utilize our mainstay product of loans on notes to provide small loans that do not require a guarantor and are easy for customers to use. In addition, the new product "separate loan" was released in April 2002 as a new type of small loan. In addition, in March 2002 we began rebuilding our subsidiary, Nihonshinyou-hoshou Corporation, which included waiving a portion of the finance receivable that had been provided to the firm.

In our operations we have positioned the profits of shareholders as one of our most important issues. Based on this policy and our rule of providing steady dividends, we have increased dividends, implemented stock splits and offered courtesy gifts for shareholders while considering the performance of each settlement period. As for this fiscal year, we were unable to completely overcome the deteriorating economy and were forced to post results below the initial plan for the year, but at the same time we greatly improved on our performance of the preceding year and steadily reinforced our earnings structure. Consequently, it is our intent to increase dividends. Moreover, despite these economic conditions, we implemented a share buyback to improve share value and return profits to shareholders.

Furthermore, we are managing the Company while utilizing various administrative indices: loan balances per company as an index of risk dispersion through smaller loans, ROE as an index of improving share value and free cash flow as an index of capital efficiency. We are also strengthening our fund procurement ability through the diversification of procurement strategies and methods to enable us to steadily supply high quality funds to our customers.

We not only supply funds to customers but also act as an accessible consultant for the owners of small and medium-sized companies. Our intent is to grow and heighten corporate value together with our customers. In addition, we will strive to provide high quality funds to customers by proceeding with the improvement of our financial constitution through the heightening of management efficiency and reinforcement of risk management.

Therefore, we are emphasizing the following strategies as medium-term themes.

- Improvement of brand value
- Reinforcement of credit risk management
- Improvement of management efficiency
- Development of new products and research into new businesses
- Nurturing of personnel

Furthermore, as approved in the recent general meeting of shareholders, the company name of "Nichiei" will be changed to "LOPRO" on November 1, 2002. We believe that this is an effective measure and another essential step towards the above mentioned new growth. Our intent is to continue to proactively implement necessary measures in a speedy fashion. We hope and request that you look forward to the "New Nichiei" = "LOPRO" and continue to provide us with your resolute support.

June 2002

Ryuichi Matsuda

Ryuichi Matsuda
President and Chief Executive Officer

Nichiei's Services



As a partner of small and medium-sized corporations, our firm provides the following products and services through our service network of 110 branches nationwide with the objective of contributing to the activation of local economic activities.

Commercial Note Discounting

We have offered commercial note discounting, a core product, since its inception. Commercial notes are used in transactions among companies as a means for paying for goods or services. When a customer who owns a commercial note requires funds before the

Fluctuation in Financing Balance by Product Type


Discounted Commercial Notes
Loans on Notes
Loans on Deeds
¥185,759million
¥104,707million
¥13,010million
2001
¥150,232million
¥57,064million
¥8,140million
2002

Fluctuation in Share of Loans


Loans
Discounted Commercial Notes
2002
73.5%
26.5%
2001
65.5%
34.5%

payment due date, we buy the commercial note from the customer after deducting interest (discount fee) up to the date of maturity. This is called commercial note discounting. We only accept commercial notes that meet screening criteria based on our own credit checks. Our customers are diverse and range from small firms to listed companies. As a general rule, a guarantee by Nihonshinyouhoshou Corporation, our wholly owned subsidiary, is required.

Loans on Notes

When providing loans on notes, we independently investigate and determine the loan amount according to creditworthiness of the customer based on the customer's credit ranking. Loans are extended when the loan applicant submits a promissory note drawn on the applicant (collection by bank on date of maturity). Because the loan is unsecured and the risk is high, the loan in principle requires a guarantor and is repaid as a lump sum or in installments within six months. Loans must be guaranteed by Nihonshinyouhoshou Corporation.

In addition to these existing products, we have also developed and released new products that fulfill the needs of the ever changing business arena. These include the small guarantor-free loan "small business loan" and "separate loan" in which the principal is paid back in installments. We will aspire to continue developing new products that place customer needs first and maintain sales activities in step with our customers, small and medium-sized corporations.

5

Overview of Nichiei Group

(1) The Nichiei Group's primary business is the provision of financial and peripheral services.
(2) Nichiei Co., Ltd. has one subsidiary: Nihonshinyouhoshou Corporation.
(3) Nichiei businesses of Nichiei Group companies are as follows.
(a) The Company provides short-term loans (mainly bills with guarantees) and discounted commercial notes to businesses, and also is engaged in the real estate rental business.
(b) Nihonshinyouhoshou Corporation provides guarantees to complement the creditworthiness of our customers, which are small and medium-sized businesses.

The relationships between Nichiei Group members are shown below.


Customers
(small and medium-sized companies)
Loans, discounted notes
(bills with guarantees)
(Commercial note
discounting)
Interest
Guarantee fees
Debt guarantees
Subrogated payments
(Fulfillment of guaranteed debt)
Nichiei Co., Ltd.
Nihonshinyouhoshou Corporation
Real estate rental

Review of Operations





Due to the slump in personal consumption and deteriorating employment situation the Japanese economy fluctuated at dire levels during this fiscal year and was further hindered by the terrorist incidents in the U.S. Furthermore, a number of large bankruptcies including life insurance companies, general insurance companies, general contractors and major distributors took place.

In addition to slumping sales, with the introduction of a limit on the amount of deposits insured by the government, small and medium-sized companies faced even greater difficulty in procuring funds from financial institutions. Due to these very critical circumstances, 2001 recorded the second most bankruptcies since the Second World War and saw the worst conditions since the collapse of the bubble economy.

Within these conditions, we managed our operations in line with our management prin-

Industry Breakdown of Loan Recipients



2.72%
7.35%
1.51%
0.45%
23.32%
4.65%
38.31%
21.69%
2.01%
8.11%
1.71%
0.42%
24.06%
4.69%
37.99%
21.01%
Other
Service
Real estate
Financial/Insurance
Wholesale/Retail/Dining
Transport/Communications
Construction
Manufacturing
2001
2002

ciple since our founding of a "spirit of mutual cooperation" and based upon "compliance (observance of ethics laws)." This policy was followed to realize the duty of contributing to the activation of local economic activities and supporting the growth of small and medium-sized companies, as their good partner.

As a reflection of the current business environment, the credit risk facing small and medium-sized companies is increasing overall. However, we perceived the need, particularly because of such conditions, to speedily respond to the funding requirements of many small and medium-sized companies based on risk dispersion and strict screening that utilizes the know-how we have accumulated through our business. Consequently, centering on the newly launched "small business loans" we expanded business.



In addition, at the end of the fiscal year we wrote off 50 billion yen in loans provided to our subsidiary, Nihonshinyouhoshou Corporation, in order to support its rebuilding efforts. This measure was taken to make the start to our next fiscal year period smooth, as we have positioned it as the fiscal year for our group to proactively expand business and free itself from the influence of the series of scandals. We also took steps to heighten clarity of our management including newly establishing an allowance for losses incurred in disputes over loans and revaluation of land in anticipation of introducing market value accounting.

In the area of financing, we primarily procured funds directly from the capital market through the securitization of notes payable. Furthermore, to improve our capital efficiency, we also bought back 9 billion yen of our "Euro-yen Convertible Bond Maturing in 2014" during the latter half of the year.

As a result of the above, the financing balances at the end of the consolidated fiscal year were as follows: discounted commercial notes balance was 57,064 million yen (year-on-year decline of 45.5%), and the balance of loans was 158,371 million yen (year-on-year decline of 20.3%) due to the off-balance sheet processing of 31,268 million yen through certain securitizations under specific contracts. Thus the total balance was 215,436 million yen for a year-on-year decline of 29.0%.

As for profits, operating revenues were 46,432 million yen due to the decrease in the balance of outstanding loans. However, we were able to post operating revenue of 4,655 million yen. This was a result of efforts to reduce the risk of dead loans bearing fruit thanks to dispersing the risk by issuing smaller loans (as mentioned above) and the strengthening of our screening system. Moreover, although we posted non-operating expenses of 29,459 million yen, we were able to secure a net income of 308 million yen in part due to tax effect accounting.

Cash Flow Conditions

The cash flow from operating activities for the concerned fiscal year on a consolidated basis increased by 30,636 million yen (increased by 58,870 million yen for the previous consolidated fiscal year) due to a decrease in commercial note discounting and securitization of loans on notes.

Cash flow from investment activities increased by 4,370 million yen (decreased by 523 million yen for the previous consolidated fiscal year). This was primarily due to the sales of investments in securities.

Cash flow from financial activities decreased by 27,366 million yen (decreased by 109,250 million yen for the previous consolidated fiscal year). This was due to the repayment of long-term borrowings.

As a result, the end-of-year balance of cash and cash equivalents increased by 7,640 million yen compared to the end of the previous consolidated fiscal year and reached 35,074 million yen.

Fund Procurement Composition 2002


Financial institutions, etc.
Corporate bond/Convertible bond
Shareholders' equity
¥153,316million
¥81,362million
¥57,800million




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Forecast for Next Fiscal Year

As a result of diversification of the means for fund procurement including direct procurement from the market, we anticipate that fund procurement in the fiscal year ending in March 2003 will also fluctuate steadily for our consolidated group. As for the management of funds, the effects from risk dispersion generated by issuing smaller loans on notes have borne fruit and we anticipate that this will greatly reduce the occurrence of non-performing loans. As for commercial notes, the screening criteria have been reinforced and we plan to increase these notes centering on prime notes. However, the prolonged economic slump leads to the forecast of continuing severe conditions for our customers, small and medium-sized firms, and will continue to require the utmost caution.

Moreover, as mentioned previously, we started a drastic rebuilding plan for Nihonshinyouhoshou Corporation, our subsidiary, at the end of this fiscal year. This was done to ensure a smooth start to the next fiscal year, which we have positioned as the year to proactively expand our business and recover from the impact of the series of scandals. We intend to devote ourselves to steadily achieving this goal.

Risk Management



Risk Control and Compliance Issues

Beginning with our management philosophy of a "spirit of mutual cooperation," since our inception, we as a company have been aware of our societal responsibility and public duty to smoothly supply funds to small and medium-sized firms, with compliance a central requirement of conducting business. During this fiscal year, major societal problems with regards to compliance emerged including the labeling of food products, and this issue has pushed some companies to the brink of bankruptcy. We are once again resolutely approaching compliance, as we per-

Compliance System



Board of Directors
Statutory Auditor
Board of Statutory Auditors
Monitoring of board of directors' work
Report
Report
Compliance Committee
Office: Corporate Planning Division
Compliance Working Group
Regular monitoring
Instructions and advice
Reporting
Inquiring
Reporting
Consulting
Reporting
Consulting
Divisions and sections of the head office and branches
Division and section managers
Reporting and consulting
Superiors
Reporting and consulting
Employees

ceive this issue as a problem that must be grappled with and not as a problem of others.

First, we have established nine basic rules to serve as the foundation of our business and we will endeavor to operate our business fairly by nurturing a corporate climate that emphasizes compliance. Furthermore, to ensure steadfast implementation, a Compliance Committee comprised of outside lawyers has been established. Periodical meetings are held with this Committee where we, along with our subsidiaries, are instructed on compliance measures.

As for specific measures, we conduct various training and in-house correspondence education for all employees, including new employees, to further their knowledge concerning related laws and to achieve a complete awareness of compliance.

Moreover, the Compliance Office (Corporate Planning Division) has been equipped with a telephone hotline to employees and an exclusive e-mail address to directly relay the opinions and worries of employees to management.

Furthermore, we utilize the comments and criticisms received through the "shareholders' opinion box" on our Website as administrative guidelines and as a reference in daily management and the planning of management policy. In this manner, we are striving to achieve fair corporate management as a member of society. Through our devotion to compliance within the firm, we will continue hereafter to seek to achieve harmony with society.



Nine Basic Rules

1) We will conduct sound management of business with an awareness of our societal responsibilities and public duties as a firm providing financing.
2) We will do our utmost to appropriately supply funds to sound business operators requiring funds.
3) We will not only follow the letter of the law but also comply with the spirit of the law.
4) We will manage the firm fairly and transparently based on our rules of self-responsibility.
5) We will contribute to the healthy development of society and the economy by protecting the human rights of all related parties.
6) We will consistently select the ethical path when profit and ethics are in conflict.
7) We will resolutely confront anti-social forces.
8) We will strive to leave a wealthier and fairer society to future generations.
9) We will create the best and compelling resolutions when encountered by difficult ethical problems.

Financing Schema



Commercial Note Discounting
Sources of Funds
Procurement
Nichiei Co., Ltd.
Requests for discounts
Execution of discounts
Guarantee of liabilities
Subrogated perfomance
Nihon-shinyou-hosyou Corporation
Guarantee commissions
Guarantees
Small and Medium-sized Enterprises
Commercial bills
Products, contracts for work, etc.
Drawers
Settlement of fund payments
Banks (Drawers)
Collection of discounted bills on maturity
Collection on maturity
Loans on Notes
Requests for financing
Issuing of promissory notes
Execution of financing
Settlement of fund payments
Guarantee of liabilities
Guarantee commissions
(credit and collateral) Requests for loans
Subrogated perfomance
Guarantees
Nihon-shinyou-hosyou Corporation
Small and Medium-sized Enterprises
Guarantees
Guarantor
Banks (Drawers)
Claims (due date collection)
Collections (due collection and/or liquidation)

Financial Section

Report of Independent Accountants

The Board of Directors
Nichiei Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nichiei Co., Ltd. and its subsidiary as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese Yen. Our audits were made in accordance with auditing standards, generally accepted in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Nichiei Co., Ltd. and its subsidiary as of March 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in Japan applied on a consistent basis.

As described in Note 2, effective from the year ended March 31, 2001, Nichiei Co., Ltd. and its subsidiary have adopted new Japanese accounting standards for financial instruments and retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

Kyoto, Japan
June 27, 2002

Notice to Readers

The accompanying consolidated financial statements are not intended to present the consolidated financial positions and results of their operations and their cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The standards, procedures and practices used to audit such financial statements are those generally accepted and applied in Japan.

Contents

Consolidated Balance Sheets

Nichiei Co., Ltd. and its Subsidiary

As of March 31, 2001 and 2002	Millions of yen 2001	Millions of yen 2002	Thousands of U.S. dollars (Note 1) 2002
Assets			
Current assets:			
Cash and bank deposits (Note 11)	¥ 27,434	**¥ 35,074**	**$ 263,219**
Deposits (Notes 5 and 11)	11,843	**26,433**	**198,372**
Notes receivable (Notes 6 and 12)	6,393	**2,785**	**20,903**
Loans and discounted commercial notes (Notes 3, 4,7,11 and 12)	303,476	**215,436**	**1,616,780**
Marketable securities (Notes 9 and 11)	—	**—**	**—**
Deferred income taxes (Note 14)	12,107	**15,122**	**113,487**
Other current assets (Note 11)	733	**11,629**	**87,272**
Less: allowance for doubtful accounts (Note 7)	(59,764)	**(23,918)**	**(179,499)**
Total current assets	302,222	**282,561**	**2,120,534**
Property and equipment, at cost (Note 11):			
Land (Note 10)	31,617	**9,358**	**70,229**
Buildings and structures	23,104	**22,039**	**165,394**
Vehicles	—	**—**	**—**
Furniture and fixtures	395	**345**	**2,590**
Less: accumulated depreciation	(6,817)	**(7,251)**	**(54,418)**
Construction in progress	98	**53**	**399**
Total property and equipment	48,397	**24,544**	**184,194**
Investments and other assets:			
Investments in securities (Notes 9 and 11)	5,601	**1,829**	**13,725**
Investment in non-consolidated subsidiaries	—	**—**	**—**
Loans to borrowers under bankruptcy proceedings (Note 4)	3,044	**2,681**	**20,122**
Deferred income taxes (Note 14)	1,906	**25,519**	**191,515**
Other assets (Note 11)	7,118	**4,279**	**32,113**
Less: allowance for doubtful accounts (Note 7)	(3,059)	**(2,681)**	**(20,122)**
Total investments and other assets	14,610	**31,627**	**237,353**
Deferred assets:			
Bond issue expenses	518	**228**	**1,712**
	¥365,747	**¥338,960**	**$2,543,793**

The accompanying notes are an integral part of these statements.

As of March 31, 2001 and 2002	Millions of yen 2001	Millions of yen 2002	Thousands of U.S. dollars (Note 1) 2002
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term debt (Note 11)	¥ 30,170	**¥ 40,910**	**$ 307,013**
Current portion of long-term debt (Note 11)	21,996	**11,932**	**89,546**
Income taxes payable	74	**108**	**813**
Deferred revenues	7,724	**4,191**	**31,452**
Reserve for losses incurred in disputes over loans (Note 8)	—	**37,255**	**279,587**
Other current liabilities	1,950	**1,927**	**14,465**
Total current liabilities	61,914	**96,323**	**722,876**
Non-current liabilities:			
Long-term debt (Note 11)	135,098	**86,320**	**647,804**
Other non-current liabilities (Note 13)	3,693	**3,001**	**22,525**
Total non-current liabilities	138,791	**89,321**	**670,329**
Total liabilities	200,705	**185,644**	**1,393,205**
Shareholders' equity (Note 17):			
Common stock			
Authorized: 188,480,800 shares as of March 31, 2001, and 188,039,100 shares as of March 31, 2002;			
Issued and outstanding: 67,855,899 shares and 81,738,490 shares as of March 31, 2001 and 2002, respectively	43,527	**49,887**	**374,386**
Additional paid-in capital	45,949	**52,309**	**392,563**
Unrealized losses from land revaluation (Note 10)	—	**(20,898)**	**(156,832)**
Retained earnings	74,447	**73,579**	**552,187**
Unrealized gains (losses) on other securities	1,119	**(427)**	**(3,203)**
	165,042	**154,450**	**1,159,101**
Treasury stock, at cost: 410 shares and 1,325,202 shares as of March 31, 2001 and 2002, respectively	(0)	**(1,134)**	**(8,513)**
Total shareholders' equity	165,042	**153,316**	**1,150,588**
	¥365,747	**¥338,960**	**$2,543,793**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Nichiei Co., Ltd. and its Subsidiary

	Millions of yen			Thousands of U.S. dollars (Note 1)
For the Three Years ended March 31, 2000, 2001 and 2002	2000	2001	**2002**	**2002**
Operating revenues:				
Interest income on loans	¥ 66,729	¥ 31,626	**¥ 19,764**	**$ 148,319**
Discount fees	2,898	7,948	**8,684**	**65,172**
Guarantee commissions	26,806	15,452	**12,351**	**92,692**
Commissions earned	21,448	7,225	**1,508**	**11,317**
Gain on transfers of loans on notes (Note 12)	—	—	**3,655**	**27,427**
Other revenues	590	519	**470**	**3,528**
	118,471	62,770	**46,432**	**348,455**
Operating expenses:				
Finance cost for operating activities (Note 12)	12,071	5,570	**7,534**	**56,543**
Selling, general and administrative expenses (Note 18)	81,156	96,394	**32,868**	**246,659**
Commissions paid	1,712	1,026	**964**	**7,233**
Other expenses	443	458	**411**	**3,085**
	95,382	103,448	**41,777**	**313,520**
Operating income (loss)	23,089	(40,678)	**4,655**	**34,935**
Non-operating income (expenses):				
Dividend income	114	67	**47**	**351**
Interest expenses	(1,484)	(1,168)	**(816)**	**(6,120)**
Bond issue expense	(483)	(661)	**(233)**	**(1,750)**
Gain (loss) on sales of marketable securities and investments in securities	(22)	—	**2,104**	**15,793**
Loss on write-down of marketable securities and investments in securities	(145)	(47)	**—**	**—**
Gain on redemption of bonds	354	4,319	**1,797**	**13,487**
Loss on disposal of property and equipment	(598)	(14)	**(724)**	**(5,433)**
Prior-year guarantee commissions	(9,750)	—	**—**	**—**
Prior-year commissions earned	(8,726)	—	**—**	**—**
Losses incurred in disputes over loans	—	—	**(1,484)**	**(11,134)**
Provision for reserve for losses incurred in disputes over loans (Note 8)	—	—	**(29,745)**	**(223,228)**
Loss on termination of derivative financial arrangements	(1,696)	—	**—**	**—**
Loss on valuation of derivative contracts	—	(3,768)	**—**	**—**
Loss on termination of securitization of notes receivable	—	(2,702)	**—**	**—**
Other, net	(199)	137	**(405)**	**(3,046)**
	(22,635)	(3,837)	**(29,459)**	**(221,080)**
Income (loss) before income taxes	454	(44,515)	**(24,804)**	**(186,145)**
Income taxes (benefits) (Note 14):				
Current	20,888	461	**424**	**3,181**
Deferred	(6,205)	(5,080)	**(25,536)**	**(191,641)**
Total income taxes	14,683	(4,619)	**(25,112)**	**(188,460)**
Net income (loss)	¥(14,229)	¥ (39,896)	**¥ 308**	**$ 2,315**

	Yen			U.S. dollars (Note 1)
Per share (Note 2):				
Basic net income (loss)	¥ (215.4)	¥ (602.1)	**¥ 3.9**	**$ 0.0**
Diluted net income	—	—	**3.9**	**0.0**
Cash dividends	75.0	10.0	**12.5**	**0.1**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Nichiei Co., Ltd. and its Subsidiary

		Millions of yen					
Years ended As of March 31, 2000, 2001 and 2002	Number of Shares issued (thousands)	Common stock	Additional paid-in capital	Unrealized losses from land revaluation	Retained earnings	Unrealized gains (losses) on other securities	Treasury stock at cost
Balance as of March 31, 1999	66,050	¥42,042	¥44,464	¥ —	¥133,846	¥ —	¥ (22)
Net income (loss) for the year	—	—	—	—	(14,229)	—	—
Deferred income taxes –Cumulative effects for prior years	—	—	—	—	3,519	—	—
Cash dividends	—	—	—	—	(5,119)	—	—
Directors' bonuses	—	—	—	—	(56)	—	—
Conversion of convertible bonds to common stock	3	10	10	—	—	—	—
Net changes in treasury stock	—	—	—	—	—	—	9
Balance as of March 31, 2000	66,053	42,052	44,474	—	117,961	—	(13)
Net income (loss) for the year	—	—	—	—	(39,896)	—	—
Cash dividends	—	—	—	—	(2,477)	—	—
Conversion of convertible bonds to common stock	3,322	1,475	1,475	—	—	—	—
Unrealized gains on other securities	—	—	—	—	—	1,119	—
Common stock repurchased and cancelled	(1,519)	—	—	—	(1,141)	—	—
Net changes in treasury stock	—	—	—	—	—	—	13
Balance as of March 31, 2001	67,856	43,527	45,949	—	74,447	1,119	(0)
Net income for the year	—	—	—	—	308	—	—
Cash dividends	—	—	—	—	(678)	—	—
Conversion of convertible bonds to common stock	14,324	6,360	6,360	—	—	—	—
Net changes in unrealized gains (losses) on other securities	—	—	—	—	—	(1,546)	—
Common stock repurchased and cancelled	(442)	—	—	—	(498)	—	—
Net changes in treasury stock	—	—	—	—	—	—	(1,134)
Unrealized losses from land revaluation	—	—	—	(20,898)	—	—	—
Balance as of March 31, 2002	**81,738**	**¥49,887**	**¥52,309**	**¥(20,898)**	**¥ 73,579**	**¥ (427)**	**¥(1,134)**

		Thousands of U.S. dollars (Note 1)					
	Number of Shares issued (thousands)	Common stock	Additional paid-in capital	Unrealized losses from land revaluation	Retained earnings	Unrealized gains (losses) on other securities	Treasury stock at cost
Balance as of March 31, 2001	67,856	$326,656	$344,833	$ —	$558,700	$ 8,397	$ (0)
Net income for the year	—	—	—	—	2,315	—	—
Cash dividends	—	—	—	—	(5,093)	—	—
Conversion of convertible bonds to common stock	14,324	47,730	47,730	—	—	—	—
Net changes in unrealized gains (losses) on other securities	—	—	—	—	—	(11,600)	—
Common stock repurchased and cancelled	(442)	—	—	—	(3,735)	—	—
Net changes in treasury stock	—	—	—	—	—	—	(8,513)
Unrealized losses from land revaluation	—	—	—	(156,832)	—	—	—
Balance as of March 31, 2002	**81,738**	**$374,386**	**$392,563**	**$(156,832)**	**$552,187**	**$(3,203)**	**$(8,513)**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Nichiei Co., Ltd. and its Subsidiary

	Millions of yen			Thousands of U.S. dollars (Note 1)
For the Three Years ended March 31, 2000, 2001 and 2002	2000	2001	**2002**	**2002**
Cash flows from operating activities:				
Income (loss) before income taxes	¥ 454	¥ (44,515)	**¥(24,804)**	**$(186,145)**
Adjustments for:				
Depreciation and amortization	3,482	3,863	**3,096**	**23,236**
Increase/(decrease) in allowance for doubtful accounts	18,242	(14,965)	**(36,224)**	**(271,848)**
Increase/(decrease) in provision for reserve for losses incurred in disputes over loans	—	—	**37,255**	**279,587**
Dividend income	(114)	(67)	**(47)**	**(351)**
Interest expenses	1,484	1,168	**816**	**6,120**
Loss on write-down of marketable securities and investments in securities	145	47	**—**	**—**
Gain on redemption of bonds	(354)	(4,319)	**(1,797)**	**(13,487)**
Gain on sales of investments in securities	—	—	**(2,104)**	**(15,793)**
Loss on disposal of property and equipment	535	14	**751**	**5,637**
Loss on valuation of derivative contracts	—	3,768	**—**	**—**
Loss on termination of securitization of notes receivable	—	2,702	**—**	**—**
Other non-cash items	(29)	359	**72**	**542**
Changes in assets and liabilities:				
Decrease/(increase) in deposits	(452)	(431)	**(14,590)**	**(109,494)**
Decrease/(increase) in notes receivable	22,991	33,618	**3,608**	**27,078**
Decrease/(increase) in loans and discounted commercial notes	166,577	52,155	**88,041**	**660,716**
Increase/(decrease) in short-term borrowing due to securitization of loans on notes and discounted commercial notes	7,242	12,030	**(8,527)**	**(63,994)**
Decrease/(increase) in other current assets	(16,757)	19,943	**(9,885)**	**(74,184)**
Decrease/(increase) in non-performing loans	9,026	—	**—**	**—**
Decrease/(increase) in loans to borrowers under bankruptcy proceedings	(32,423)	29,378	**363**	**2,726**
Decrease/(increase) in other non-current assets	(3,022)	457	**(121)**	**(906)**
Increase/(decrease) in deferred revenue	2,326	(23,020)	**(3,533)**	**(26,513)**
Increase/(decrease) in other current liabilities	(1,755)	(1,247)	**(689)**	**(5,166)**
Increase/(decrease) in other non-current liabilities	(842)	(192)	**(27)**	**(205)**
Other, net	(56)	95	**142**	**1,066**
Cash generated from operations	176,700	70,841	**31,796**	**238,622**
Dividend received	114	67	**47**	**351**
Interest paid	(1,496)	(1,167)	**(817)**	**(6,133)**
Income taxes paid	(27,073)	(10,871)	**(390)**	**(2,925)**
Net cash provided by operating activities	148,245	58,870	**30,636**	**229,915**
Cash flows from investing activities:				
Decrease/(increase) in bank deposits with a maturity over three months	(10)	10	**—**	**—**
Acquisition of property and equipment	(729)	(154)	**(59)**	**(440)**
Proceeds from sales of property and equipment	—	—	**1,259**	**9,450**
Decrease/(increase) in investments in securities and other	34	(250)	**3,696**	**27,739**
Decrease/(increase) in other non-current assets	(507)	(129)	**(526)**	**(3,955)**
Net cash provided by (used in) investing activities	(1,212)	(523)	**4,370**	**32,794**
Cash flows from financing activities:				
Borrowing of long-term loans from banks and others	17,300	—	**4,600**	**34,522**
Repayments of long-term loans from banks and others	(61,059)	(43,397)	**(23,290)**	**(174,792)**
Proceeds from issuance of bonds	34,069	27,406	**—**	**—**
Redemption of bonds	(10,846)	(23,481)	**(7,313)**	**(54,881)**
Increase/(decrease) in short-term borrowing	(50,644)	(66,175)	**945**	**7,092**
Cash dividends	(5,120)	(2,467)	**(675)**	**(5,064)**
Common stock repurchased and cancelled	—	(1,141)	**(498)**	**(3,735)**
Decrease/(increase) in treasury stock	(13)	5	**(1,135)**	**(8,516)**
Net cash used in financing activities	(76,313)	(109,250)	**(27,366)**	**(205,374)**
Change in cash and cash equivalents	70,720	(50,903)	**7,640**	**57,335**
Cash and cash equivalents at beginning	7,617	78,337	**27,434**	**205,884**
Cash and cash equivalents at end	¥78,337	¥ 27,434	**¥ 35,074**	**$ 263,219**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared based on the accounts maintained by Nichiei Co., Ltd. (the "Company") and its consolidated subsidiary, Nihonshinyouhoshou Corporation (together, "Nichiei") in accordance with the provisions set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards. The accompanying consolidated financial statements and the notes thereto have been prepared to reflect the requirements of The Order concerning Accounting and Reporting for Certain Finance Providers ("the Order").

Certain items presented in the consolidated financial statements submitted to the Director of the Kanto Finance Bureau in Japan have been reclassified and/or recapitulated for the convenience of readers outside Japan.

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements and the notes thereto are included solely for the convenience of readers outside Japan. The rate of ¥133.25 = U.S.$1, the rate of exchange on March 31, 2002, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at that or any rate.

2. Significant Accounting Policies

(a) Scope of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary, Nihonshinyouhoshou Corporation. There are no unconsolidated subsidiaries. Intercompany balances, transactions and unrealized profits have been eliminated in consolidation.

(b) Recognition of Revenues

Nichiei provides several types of loans to small and medium-sized businesses.

1. Interest income on loans: Interest for the entire term of the loans on notes is received in the form of promissory notes at the inception of the loans, and Nichiei recognizes interest income on loans using the straight-line method over the respective terms of the loans on notes.
2. Discount fees: The Company purchases commercial notes from customers. Discount fees on purchases of such commercial notes are recognized as revenue on an accrual basis over the periods ending at the maturity dates of such commercial notes.
3. Guarantee commissions and Commissions earned: Guarantee commissions charged by the consolidated subsidiary and commissions earned by Nichiei are recognized as revenue on an accrual basis.

(c) Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided for in an amount equal to the estimated uncollectible portion of defaulted loans and discounted commercial notes, such estimates being made based on statistical data on past default records and the probability of collection of defaulted loans and discounted commercial notes.

(d) Reserve for losses incurred in disputes over loans

Reserve for losses incurred in disputes over loans is provided for in an amount equal to the estimated losses on settlements of disputes.

Effective in the fiscal year ended March 31, 2002, Nichiei adopted a new accounting policy of reserve for losses incurred in disputes over loans. In compliance with this new accounting policy, reserve for losses incurred in disputes over loans, of which the gross amount is ¥37,255 million ($279,587 thousand), was provided for and recognized in non-operating expenses.

Until the year ended March 31, 2001, with regard to the outstanding balance of loans under disputes, an allowance for doubtful accounts was provided for in an estimated uncollectible amount based on past statistical data and the provision was stated in operating expenses.

As a result of the adoption of the new accounting policy, with regard to the outstanding balance of loans under disputes, an allowance for doubtful accounts is not provided for as of March 31, 2002. Accordingly, as of March 31, 2002, the remainder of the allowance for doubtful accounts concerning the outstanding balance of loans under disputes was reversed. The reversal, of which the amount is ¥7,510 million ($56,359 thousand), was recognized in non-operating income. In the accompanying consolidated statements of income, provision for reserve for losses incurred in disputes over loans is stated in non-operating expenses in the amount of ¥29,745 million ($223,228 thousand), net of the reversed amount of the allowance for doubtful accounts.

(e) Property and Equipment

Depreciation is computed by the declining balance method, except for buildings acquired on and after April 1, 1998 to which the straight-line method is applied, at rates based on the estimated useful lives of assets.

Estimated useful lives of the assets are principally as follows:

Buildings and structures: 3 to 50 years
Furniture and fixtures: 3 to 20 years

(f) Computer Software developed for Internal Use

Amortization of computer software, which is included in "Other assets", is principally computed on the straight-line method over 5 years, that being the estimated useful life.

(g) Bond Issue Expense

Bond issue expense of Nichiei is capitalized and amortized on the straight-line method over the period of 3 years as permitted by the Japanese Commercial Code or the life of the bond, whichever is shorter.

(h) Lease Transactions

Where the financing leases do not transfer ownership of leased property to the lessee, the leased property is not capitalized and the related rental expenses are charged to income in the periods in which they are incurred.

(i) Financial Instruments

Until the year ended March 31, 2000, securities listed on stock exchanges are stated at the lower price of cost or market, cost being determined by the moving-average method. Write- down to market value is made individually. Other securities are stated at cost determined by the moving-average method.

Effective from the year ended March 31, 2001, Nichiei adopted the new Japanese accounting standard for financial instruments, which is effective for periods beginning on or after April 1, 2000. As a result of adopting the new standard, loss before income taxes for the year ended March 31, 2001, has increased by ¥3,336 million, as compared with the amount that would have been reported if the previous standard had been applied consistently.

1. Derivatives

Under the new standard, all derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise, except for derivatives that are designated as "hedging instruments" (see 3. Hedge Accounting below).

2. Securities

Securities under the new standard are classified into four categories;

Trading securities, which are held for the purpose of generating profits on short-term differences in prices, are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Held-to-maturity debt securities that Nichiei has intent to hold to maturity are stated at cost after accounting for premium or discount on acquisition, which is amortized or accumulated over the period to maturity.

Investments of the Company in equity securities issued by unconsolidated subsidiaries and affiliates are accounted for by the equity method, with the exception of investments in certain unconsolidated subsidiaries and affiliates, which are stated at cost because the effect of applying the equity method would be immaterial.

Other securities for which market quotations are available are stated at fair value. Net unrealized gains or losses on these securities are reported as a separate item in the shareholders' equity at a net-of-tax amount.

Other securities for which market quotations are unavailable are stated at cost, except as stated in the paragraph below.

In cases where the fair value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliates or other securities has declined significantly, and such impairment of the value is not deemed temporary, those securities are to be written down to the fair value, and the resulted losses are included in net profit or loss for the period.

Trading and debt securities due within one year are presented as "current", and all the other securities are presented as "non-current".

3. Hedge Accounting

The interest rate swaps, which qualify for hedge accounting and meet specific matching criteria, are not remeasured at market value, but the amounts paid or received under the swap agreements are recognized and included in interest expenses or income.

(j) Income Taxes

Income taxes were determined using the assets and liabilities approach, whereby deferred tax assets and liabilities were recognized in respect of temporary differences between the tax base of assets and liabilities and those as reported in the financial statements.

(k) Retirements and Severance Benefits

From the year ended March 31, 2001, Nichiei adopted the Financial Accounting Standard for Retirement and Severance Benefits.

Nichiei has calculated the reserve for employee retirement and severance benefits with actuarially calculated amounts on the basis of the cost of retirement benefit and pension plan assets at the end of the fiscal year. The cumulative effect of change was immaterial and was charged to income.

Benefits under the plan are generally based on the current rate of base monthly salary, expected length of service and certain other factors.

(l) Basic Net Income (Loss), Diluted Net Income and Cash Dividends per Share

Net income (loss) per share is computed based on the weighted-average number of shares of common stock outstanding during each year.

The amounts of cash dividends are such dividends declared as applicable to the respective periods.

Diluted net income per share assumes the dilution that could occur if all the convertible bonds were converted, resulting in the issuance of common stock.

(m) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows consist of cash on hand, bank deposits able to be withdrawn on demand and short-term investments with an original maturity of three months or less which represent a minor risk of fluctuations in value.

Adjustments to reconcile cash and bank deposits in the accompanying consolidated balance sheets to cash and cash equivalents in the accompanying consolidated statements of cash flows were as follows;

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2000	2001	**2002**	**2002**
Cash and bank deposits	¥78,347	¥27,434	**¥35,074**	**$263,219**
Bank deposits with a maturity of over three months	(10)	—	—	—
Cash and cash equivalents	¥78,337	¥27,434	**¥35,074**	**$263,219**

As non-cash financing activity, conversion of convertible bonds were ¥20 million, ¥2,950 million and ¥12,720 million ($95,459 thousand) for the year ended March 31, 2000, 2001 and 2002, respectively.

(n) Finance cost for operating activities

In accordance with the Order, all finance costs incurred for operating activities are classified as finance cost for operating activities. Finance cost for operating activities for the year ended March 31, 2000, 2001 and 2002 is summarized as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2000	2001	**2002**	**2002**
Interest expenses	¥ 7,622	¥4,480	**¥4,571**	**$34,307**
Commissions paid	824	160	**2,428**	**18,221**
Losses on transfers of loans on notes	3,108	—	—	—
Other	517	930	**535**	**4,015**
Total	¥12,071	¥5,570	**¥7,534**	**$56,543**

Other than those interest expenses included in finance cost for operating activities shown above, interest expenses concerning the debt capital used for non-operating activities such as acquisition of property and equipment are stated in non-operating expenses in the accompanying consolidated statements of income.

3. Loans and Discounted Commercial Notes

The following table shows the composition of loans and discounted commercial notes as of March 31, 2001 and 2002.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Loans on notes	¥185,759	**¥150,232**	**$1,127,442**
Loans on deeds	13,010	**8,140**	**61,087**
Discounted commercial notes	104,707	**57,064**	**428,251**
Total	¥303,476	**¥215,436**	**$1,616,780**

4. Problem Loans

In accordance with the provisions set forth in the Order, problem loans as of March 31, 2001 and 2002 were analyzed as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Loans to borrowers under bankruptcy proceedings	¥ 3,044	**¥ 2,681**	**$ 20,122**
Non-accrual status loans	—	—	—
Loans past due for three months or longer	73,924	**72,124**	**541,266**
Loans with altered lending conditions	18,992	**16,164**	**121,308**
	¥95,960	**¥90,969**	**$682,696**

The balances in the above table, other than loans to borrowers under bankruptcy proceedings, are included in loans and discounted commercial notes in the accompanying consolidated balance sheets.

Each item of the above table is defined in the Order as follows:

1. Loans to borrowers under bankruptcy proceedings: Loans fallen within the purview of certain articles of the Implementation Ordinances for the Corporation Tax Law (Government Ordinance No. 97, 1965) of such loans expected not to be recovered from either customers or the relevant guarantors.
2. Non-accrual status loans: Loans expected not to be recovered from either customers or the relevant guarantors other than those categorized as loans to borrowers under bankruptcy proceedings.
3. Loans past due for three months or longer: Loans of which collection of either principal or interest is outstanding for three months or longer after the payment dates stipulated in the relevant loan contract other than those falling in the above two categories.
4. Loan with altered lending conditions: Loans for which more favorable terms and conditions, including reduction of principal and/or interest, are given to lenders or guarantors for the purpose of providing assistance to rehabilitation of their business other than those falling in the above three categories.

5. Deposits

Deposits are maintained due mainly to securitization of notes accounted for as secured borrowings.

6. Notes Receivable

Interest income, guarantee commissions and other commissions relating to loans on notes are received in the form of promissory notes or post-dated checks at the inception of the loans.

7. Allowance for Doubtful Accounts

Credit loss experience and allowance for doubtful accounts provided for the years ended March 31, 2000, 2001 and 2002 were summarized as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2000	2001	**2002**	**2002**
Balance at beginning	¥59,547	¥77,788	**¥62,823**	**$471,469**
Write-off against the allowance	(22,607)	(72,712)	**(36,334)**	**(272,674)**
Reversal of the allowance*	—	—	**(7,510)**	**(56,359)**
Provision for allowance for doubtful accounts	40,848	57,747	**7,620**	**57,185**
Balance at end	¥77,788	¥62,823	**¥26,599**	**$199,621**

* Reversal of the remainder of the allowance for doubtful accounts concerning the outstanding balance of loans under disputes (See Note 2 (d) Reserve for losses incurred in disputes over loans).

8. Reserve for losses incurred in disputes over loans

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2002	**2002**
Balance at beginning	**¥ —**	**$ —**
Write-off against the reserve	**—**	**—**
Provision for reserve for losses incurred in disputes over loans	**37,255**	**279,587**
Balance at end	**¥37,255**	**$279,587**

With respect to the reconciliation of the amount of provision for reserve for losses incurred in disputes over loans between in the accompanying consolidated statements of income and in the above table, see Note 2 (d) Reserve for losses incurred in disputes over loans.

9. Marketable Securities and Investments in Securities

All securities held by Nichiei as of March 31, 2001 and 2002 are treated as other securities. Other securities with market value as of March 31, 2001 and 2002 are summarized as follows:

	Millions of yen			
	2001			
	Cost*	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	¥3,534	¥2,284	¥(370)	¥5,448
Bonds	—	—	—	—
Other	152	4	(9)	147
Total	¥3,686	¥2,288	¥(379)	¥5,595

	Millions of yen			
	2002			
	Cost*	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	¥2,452	¥41	¥(745)	¥1,748
Bonds	—	—	—	—
Other	100	—	(24)	76
Total	¥2,552	¥41	¥(769)	¥1,824

	Thousands of U.S. dollars (Note 1)			
	2002			
	Cost*	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	$18,401	$305	$(5,590)	$13,116
Bonds	—	—	—	—
Other	750	—	(182)	569
Total	$19,151	$305	$(5,772)	$13,685

* Book value at March 31, 2000 or acquisition cost if acquired on and after April 1, 2000.

Other securities sold for the years ended March 31, 2001 and 2002 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2002	2002
Total sales amount	¥—	¥3,556	$26,689
Total gain on sales	—	2,104	15,793
Total loss on sales	—	—	—

Other securities with non-market value as of March 31, 2001 and 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2002	2002
Other securities			
Unlisted companies' stock	¥5	¥5	$40

10. Land Revaluation

In accordance with the Law concerning Land Revaluation, Nichiei revaluated the land used for business activities as at March 31, 2002. The fair values of the land were determined in compliance with the paragraph 3 in Article 2 of the Enforcement Ordinance for the Law concerning Land Revaluation with appropriate adjustments.

The revaluation loss was ¥20,898 million ($156,832 thousand), all of which was directly deducted from the shareholders' equity.

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2002	**2002**
Book value before revaluation	**¥30,256**	**$227,061**
Book value after revaluation	**9,358**	**70,229**
	20,898	**156,832**
Deferred income tax	**—**	**—**
Unrealized losses from land revaluation	**¥20,898**	**$156,832**

11. Short-term Debt and Long-term Debt

Short-term borrowing included in short-term debt as of March 31, 2001 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Banks	¥13,190	**¥12,485**	**$ 93,696**
Securitization of loans on notes and discounted commercial notes	16,980	**26,775**	**200,935**
Other	—	**1,650**	**12,382**
Total	¥30,170	**¥40,910**	**$307,013**

Maximum and average month-end balances outstanding for the years ended March 31, 2001 and 2002, with respect to short-term debt were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Maximum month-end balance	¥102,775	**¥84,588**	**$634,806**
Average month-end balance	70,239	**60,831**	**456,515**

Interest rates ranged from 1.88% to 3.07% as of March 31, 2002

Long-term debt as of March 31, 2001 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Loans from banks and other financial institutions (interest rates ranging from 0.94% to 4.00% as of March 31, 2002)	¥ 37,464	**¥18,774**	**$140,890**
Securitization of discounted commercial notes	40,000	**21,678**	**162,689**
3.4% secured bonds, due August 2003	800	**800**	**6,004**
1.75% unsecured convertible bonds, due March 2014	34,980	**25,980**	**194,972**
2.0% secured bonds, due July 2004	1,000	**1,000**	**7,505**
2.5% unsecured bonds, due August 2003	12,700	**12,590**	**94,484**
2.96% unsecured bonds, due August 2004	8,600	**8,600**	**64,540**
0.875% unsecured convertible bonds, due March 2005	21,550	**8,830**	**66,266**
	157,094	**98,252**	**737,350**
Less: current portion of long-term debt	(21,996)	**(11,932)**	**(89,546)**
	¥135,098	**¥86,320**	**$647,804**

The aggregate annual maturities of long-term debt as of March 31, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2002	**2002**
April 1, 2002 through March 31, 2003	**¥11,932**	**$ 89,546**
April 1, 2003 through March 31, 2004	**16,888**	**126,742**
April 1, 2004 through March 31, 2005	**42,272**	**317,234**
April 1, 2005 through March 31, 2006	**348**	**2,612**
April 1, 2006 through March 31, 2007	**319**	**2,394**
April 1, 2007 and thereafter	**26,493**	**198,822**
	¥98,252	**$737,350**

The conversion price per share of 1.75 % unsecured convertible bonds, due March 2014 is ¥7,636 ($57) as of March 31, 2002. The conversion price per share of 0.875 % unsecured convertible bonds, due March 2005 is ¥888 ($7) as of March 31, 2002.

As of March 31, 2001 and 2002, the following assets were pledged as collateral for short-term debt and long-term debt:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Bank deposits	¥ 7,880	**¥ 7,775**	**$ 58,350**
Discounted commercial notes	88,558	**42,484**	**318,830**
Notes received for loans on notes	43,599	**26,527**	**199,079**
Buildings	11,939	**12,615**	**94,669**
Land	23,907	**7,382**	**55,399**
Investments in securities	4,219	**1,219**	**9,147**
Total	¥180,102	**¥98,002**	**$735,474**

As of March 31, 2001 and 2002, the liabilities to which the above assets are collateralized were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Short-term debt	¥ 30,170	**¥40,910**	**$307,013**
Current portion of long-term debt	20,503	**10,042**	**75,363**
Long-term debt	54,520	**29,995**	**225,102**
Total	¥105,193	**¥80,947**	**$607,478**

In addition to the above liabilities shown below are those to which provision of collateral is reserved:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Liabilities			
Current portion of long-term debt	¥ 644	**¥1,590**	**$11,932**
Long-term debt	1,740	**—**	**—**
Total	¥2,384	**¥1,590**	**$11,932**

The discretion of Nichiei's use of the following assets would be restricted upon the occurrence of certain events in conjunction with the securitization of notes accounted for as secured borrowings:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Current assets			
Deposits	¥11,843	**¥26,443**	**$198,372**
Total	¥11,843	**¥26,443**	**$198,372**

12. Securitization of discounted Commercial Notes and Loans on Notes

Nichiei enters into several contracts of securitization of notes. In compliance with each condition of contracts, Nichiei accounts for each securitization of notes as secured borrowings or as transfers of receivables.

1. Securitization of notes accounted for as secured borrowings

Securitization of discounted commercial notes and certain securitizations of loans on notes under specific contracts are accounted for as secured borrowings.

Discounted commercial notes and loans on notes as of March 31, 2001 and 2002, which are included in loans and discounted commercial notes in the accompanying consolidated balance sheets and included in assets pledged as collateral stated in Note 11, were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Discounted commercial notes	¥88,558	**¥41,385**	**$310,583**
Loans on notes	7,771	**9,759**	**73,241**
	¥96,329	**¥51,144**	**$383,824**

In the specific contract of certain securitization of loans on notes, part of certain subordinated beneficial interests, which are retained interests in the securitization of discounted commercial notes mentioned above, are transferred. The amount of the transferred part of certain subordinated beneficial interests under the contract is ¥11,173 million ($83,852 thousand) as of March 31, 2002. The subordinated beneficial interests are not recognized in accounting treatment, for the securitization of discounted commercial notes is accounted for as secured borrowings.

2. Securitization of notes accounted for as a transfer of receivables

Certain securitizations of loans on notes under specific contracts are accounted for as transfers of receivables.

Loans on notes and notes receivable as of March 31, 2001 and 2002, which are excluded from loans and discounted commercial notes and notes receivable, respectively in the accompanying consolidated balance sheets were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Loans on notes	¥—	**¥31,268**	**$234,657**
Notes receivable	—	**2,603**	**19,537**
	¥—	**¥33,871**	**$254,194**

The related realized gains are stated as gain on transfers of loans on notes and incurred losses are included in finance cost for operating activities in the accompanying consolidated statements of income.

13. Retirement Benefit Plan

Nichiei has a tax approved pension scheme which is a defined benefit plan.

The reserve for retirement benefits as of March 31, 2001 and 2002 is analyzed as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Retirement benefit obligation			
Plan assets	¥(536)	**¥(579)**	**$(4,345)**
Reserve for retirement benefits (included in "other non-current liabilities")	514	**525**	**3,943**
	¥ (22)	**¥ (54)**	**$ (402)**

Retirement benefit cost related to the retirement benefits for the year ended March 31, 2001 and 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Service cost	¥104	**¥121**	**$ 903**
Interest cost	16	**16**	**121**
Expected return on plan assets	(17)	**(13)**	**(96)**
Amortization of cumulative effect upon transition	(49)	**—**	**—**
Amortization of actuarial difference	113	**45**	**339**
Retirement benefit cost	¥167	**¥169**	**$1,267**

Assumptions used in calculation of the above information were as follows:

	2001	2002
Discount rate	3.0%	2.0%
Expected rate of return on pension plan assets	3.0%	2.5%
Method of attribution benefits to years of service	straight-line basis	straight-line basis
Amortization years of actuarial difference	one year	one year
Amortization years of cumulative effect upon transition	one year	—

14. Income Taxes

Nichiei is subject to a number of different taxes based on income, which in the aggregate indicate an effective statutory tax rate of approximately 41.4 % for the year ended March 31, 2001 and 2002.

Deferred tax assets have been recorded in the accompanying balance sheets, which are analyzed as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2002	2002
Deferred tax assets:			
Allowance for doubtful accounts	¥14,113	¥ 4,521	$ 33,932
Reserve for losses incurred in disputes over loans	—	15,427	115,777
Accrued income	13,119	4,685	35,159
Tax loss carryforwards	12,189	26,006	195,165
Deferred income	981	—	—
Loan losses	972	—	—
Deferred income tax related to land revaluation	—	8,654	64,945
Other	1,091	2,606	19,558
Gross deferred tax assets	42,465	61,899	464,536
Less: Valuation allowance	(27,661)	(21,258)	(159,534)
Total deferred tax assets	14,804	40,641	305,002
Deferred tax liabilities:			
Unrealized gains on other securities	(791)	—	—
Total deferred tax liabilities	(791)	—	—
Net deferred tax assets	¥14,013	¥40,641	$305,002

Net deferred tax assets as of March 31, 2001 and 2002 are included in the accompanying consolidated balance sheets as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	2002	2002
Current assets			
Deferred income taxes	¥12,107	¥15,122	$113,487
Investments and other assets			
Deferred income taxes	1,906	25,519	191,515
	¥14,013	¥40,641	$305,002

The aggregate statutory tax rate was approximately 41.4% for the year ended March 31, 2000, 2001 and 2002. The reconciliation between the statutory tax rate and the effective tax rate for the year ended March 31, 2000, 2001 and 2002 was summarized as follows:

	2000	2001	2002
Statutory tax rate	41.4%	41.4%	41.4%
Expenses not deductible for income tax purposes	7.9	(0.2)	(0.3)
Revenue not deductible for income tax purposes-dividends and others	(0.6)	0.0	0.0
Valuation allowance for deferred tax assets*	3,012.5	(29.2)	61.8
Taxation on undistributed income	394.8	—	—
Inhabitants' per capita taxes	28.6	—	(0.3)
Reversal of previous year's income taxes	(250.9)	—	—
Other	1.1	(1.6)	(1.4)
Effective income tax rate	3,234.8%	10.4%	101.2%

*Valuation allowance for deferred tax assets is mainly due to the Company's subsidiary.

15. Lease Transactions

The aggregate future lease payments relating to financing leases, which do not transfer ownership of leased properties to the lessee, as of March 31, 2001 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Due within one year	¥241	**¥163**	**$1,220**
Due after one year	240	**138**	**1,038**
	¥481	**¥301**	**$2,258**

A summary of the leased properties under the above leases as of March 31, 2001 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Furniture and fixtures			
Cost	¥2,757	**¥792**	**$5,941**
Less: Accumulated depreciation	(2,276)	**(491)**	**(3,683)**
	¥ 481	**¥301**	**$2,258**

The amounts of lease rental charged to income were ¥841 million, ¥688 million and ¥248 million ($1,864 thousand) for the years ended March 31,2000, 2001 and 2002, respectively.

The depreciation expense used in the calculation above, which is not charged to income, is computed by the straight-line method over the terms of the related leases.

16. Contingent Liabilities

Nichiei was not contingently liable for any guarantees of loans as of March 31, 2001 and 2002.

17. Shareholders' Equity

The amended Japanese Commercial Code, effective on October 1, 2001, provides that an amount equal to at least 10 per cent. of cash dividends and other appropriations of retained earnings, paid out with respect to each financial period as well as the amount of 10 per cent. of interim cash dividends be set aside in legal reserve until an aggregate amount of additional paid-in capital and the legal reserve equals 25 per cent. of the amount of stated capital. The additional paid-in capital and the legal reserve may be transferred to stated capital by a resolution of the board of directors or used to reduce a deficit by shareholders' resolution, but they are not available for dividend payment. On condition that the aggregate amount of additional paid-in capital and the legal reserve remains equal to or exceeding 25 per cent. of the amount of stated capital, it is available for distributions by the resolution of the shareholders' meeting within a certain limit. The balances of the reserve as of March 31, 2001 and 2002 were ¥2,637 million and ¥2,705 million ($20,300 thousand), respectively.

Under the Japanese Commercial Code, the entire amount of the issue price of new shares is required to be accounted for as common stock although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of such new shares as additional paid-in capital.

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three years ended March 31, 2000, 2001 and 2002 consisted of the following:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2000	2001	**2002**	**2002**
Personnel expenses	¥14,146	¥11,858	**¥10,769**	**$ 80,815**
Provision for allowance for doubtful accounts	40,848	57,747	**7,620**	**57,185**
Loan losses	8,517	12,401	**1,975**	**14,819**
Advertising expenses	3,101	489	**993**	**7,452**
Other	14,544	13,899	**11,511**	**86,388**
Total	¥81,156	¥96,394	**¥32,868**	**$246,659**

19. Derivative Financial Instruments

The Company enters into interest rate contracts to manage its exposure to changes in financing interest rates. The Company enters into interest rate swap agreements to manage the fixed / floating interest rate mix of its debt portfolio to reduce the aggregate risk of interest rate movements. Also the Company pays premiums for interest rate cap agreements to protect the Company from rising interest rates on its floating-rate debt.

The notional amount, fair value and unrealized gain / (loss) of interest rate swap agreements and interest rate cap agreements as of March 31, 2001 and 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2001	**2002**	**2002**
Interest rate swap agreements			
Notional amount	¥50,000	**¥50,000**	**$375,235**
Fair value	(3,360)	**(2,677)**	**(20,089)**
Interest rate cap agreements			
(purchased)			
Notional amount	53,000	**13,000**	**97,561**
Fair value	29	**10**	**76**
Unrealized gain/(loss)	(459)	**(275)**	**(2,066)**
(written)			
Notional amount	40,000	—	—
Fair value	0	—	—
Unrealized gain/(loss)	52	—	—

1. Fair values of interest rate swap agreements and interest rate cap agreements were based on the amounts quoted from dealers.
2. Financial derivative transactions accounted for as hedging transactions as of March 31, 2001 and 2002 are excluded from the above table.

20. Segment Information

Nichiei mainly provides financial services such as providing business loans, discounts of commercial notes and loan guarantees to respond to the various needs of small and medium-sized companies. The processes of those financial service operations from credit assessment to collection are identical. Therefore, Nichiei recognizes all financial operations as a single sector to be segmented in one industry, although the consolidated statements of income disclose revenues by type of finances. Revenues, operating income and assets employed in this segment are more than 90 per cent of all segmentation aspects of the Nichiei operation.

21. Transactions and Balances with Related Parties

As of March 31, 2001 and 2002, the transactions and the balances of Nichiei with officers of Nichiei or related parties were as follows:

		Transactions made for the year ended March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name	Description of transaction	2001	**2002**	**2002**
Kazuo Matsuda	Real estate rent paid	¥74	**¥ 77**	**$ 577**
Kazuo Matsuda	Real estate deposit paid	—	—	—
Kazuo Matsuda	Sales of property and equipment			
	Proceeds from sales	—	**1,271**	**9,538**
	Loss on sales	—	**302**	**2,269**

		Balances as of March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name	Description of balance	2001	**2002**	**2002**
Kazuo Matsuda	Other current assets	¥ 6	**¥ 7**	**$ 51**
Kazuo Matsuda	Other assets	46	**46**	**345**

As of March 31, 2001 and 2002, the transactions and the balances of Nichiei with companies owned by the officers of Nichiei or their relations were as follows:

		Transactions made for the year ended March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name of companies	Description of transaction	2001	**2002**	**2002**
Matsuda Kankou	Real estate rent received	¥ 7	**¥ 12**	**$ 90**
Matsuda Kankou	Borrowing and repayment	1,050	**7,600**	**57,037**
Matsuda Kankou	Payment of interest on borrowing	20	**90**	**674**
Matsuda Kankou	Payment of real estate management commission	16	**32**	**237**
Matsuda Kankou	Receipt of real estate deposit received	—	**2**	**17**
Matsuda Enterprise	Borrowing and repayment	1,200	—	—
Matsuda Enterprise	Payments of interest on borrowing	22	—	—
Ohkei Finance	Real estate rent received	9	**20**	**147**
Ohkei Finance	Repayment of borrowing	—	—	—
Ohkei Finance	Borrowing and repayment	5,700	—	—
Ohkei Finance	Payment of interest on borrowing	42	—	—
Ohkei Finance	Return of real estate deposit received	—	—	—
Ohkei Finance	Receipt of real estate deposit received	2	—	—

		Balances as of March 31		
		Millions of yen		Thousands of U.S. dollars (Note 1)
Name of companies	Description of balance	2001	**2002**	**2002**
Matsuda Kankou	Deferred revenues	¥ 1	**¥ —**	**$ —**
Matsuda Kankou	Other non-current liabilities	—	**2**	**17**
Ohkei Finance	Deferred revenues	2	—	—
Ohkei Finance	Other non-current liabilities	2	**2**	**16**

22. Subsequent Events

The appropriations of retained earnings in respect of the year ended March 31, 2002 proposed by the Company's Board of Directors and approved by the shareholders' meeting held on June 27, 2002 are as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2002	**2002**
Cash dividends (¥12.5 per share)	**¥1,005**	**$ 7,543**

Organization Chart (as of June 30,2002)


Compliance Committee
Corporate Councel (3 Attorneys)
Administration Office: Corporate planning Div.
Compliance Administration Sub-Committee
Shareholders' Meeting
Board of Statutory Auditors
Statutory Auditors
Board of Directors
President and Representative Directors
Business Headquarters
Commercial Note Business Promotion Div.
Loan Business Promotion Div.
Business Development Div.
Branch Business Supervisory Div.
Loan on Deeds Business Div.
TM Center Office
Corporate Management Headquarters
Human Resources Div.
Accounting Div.
Finance Div.
Corporate Planning Div.
Secretary Office
Loan Credit Headquarters
Loan Credit Div. I~IV.
Credit Headquarters
Business Information Div.
Research Div.
Commercial Note Evaluation Headquarters
Commercial Note Evaluation Div.I~IV
Customer Services Div.
Real Estate Div.
Systems Div.
Business Training Div.
General Administration Div.
Public Relations Div.
Legal Div.
Inspection Div.

Board of Directors

President and CEO:
Ryuichi Matsuda

Managing Directors:
Norio Chihara
Hiroshi Matoba

Directors:
Yunosuke Atarashi
Toshio Munakata
Kazuya Yamazaki
Akira Suzuki

Statutory Auditors:
Takeshi Noishiki
Bunyu Kajima
Takuya Goto
Masaki Tsukiji
Masahiro Maeda

(As of June 30, 2002)



Corporate Data

Company:
Nichiei Co., Ltd.

Head Office:
60, Goshonouchi-Nakamachi, Shichijo,
Shimogyo-ku, Kyoto 600-8550, Japan
Tel: (075) 321-6161
http://www.nichiei.shimogyo.kyoto.jp

Transfer Agent and Registrar:
The Mitsubishi Trust and Banking Corporation
2-11-1, Nagatacho, Chiyoda-ku,
Tokyo 100-8212, Japan

Establishment:
March 1970

Common Stock:
Authorized 188,039,100 shares
Issued 81,738,490

Paid-in Capital:
¥49,886,979,162

Number of Shareholders:
31,747

Number of Employees:
1,410

Stock Listings:
Tokyo, Osaka, Frankfurt

Number of Branch Offices:
110

Principal subsidiary:
Nihonshinyouhoshou Corporation

(As of March 31, 2002)

Directory / Corporate History

Directory

Figures in parenthesis represent the number of branches in each area.


Head Office: 60, Goshonouchi-Nakamachi, Shichijo,
Shimogyo-ku, Kyoto 600-8550, Japan
Tel: (075) 321-6161
Hokkaido District. (6)
Tohoku District. (8)
Chugoku District. (8)
Hokushinetsu District. (7)
Kanto District. (33)
Kyushu District. (10)
Tokai District. (10)
Kansai District. (24)
Shikoku District. (4)

(As of March 31, 2002)

Corporate History

March 1970
Established Nichiei Co. Ltd. (paid-in capital: 6 million yen)

April 1975
Opened Tokyo branch, began expanding branches nationwide

January 1978
Handling of loans on notes starts

February 1984
Registered as finance company in line with implementation of the Law on Finance Company Regulations

April 1985
Completed headquarters in Ukyo Ward, Kyoto City

May 1985
Total of 35 branch offices

February 1986
Installed FACOM-M320E computerized system

June 1987
Total of 50 branch offices

January 1989
Total of 80 branch offices

February 1990
Total of 100 branch offices

November 1990
Registered shares as over-the-counter issue with the Japan Securities Dealers Association

December 1990
Installed ACOS3400 computerized system

March 1991
Total of 112 branch offices

May 1991
Established Nihonshinyouhoshou Corporation
(a 100% subsidiary)

November 1992
Total of 130 branch offices

May 1993
Installed ACOS3600-8 computerized system

October 1993
Total of 140 branch offices

December 1993
Listed on the Second Section of the Osaka Securities Exchange and Kyoto Stock Exchange

October 1994
Total of 152 branch offices

March 1995
Listed on the Second Section of the Tokyo Stock Exchange

June 1995
Total of 160 branch offices

March 1996
Opened new headquarters in Shimogyo Ward, Kyoto City

April 1996
Installed PX7800 computerized system

May 1996
Total of 167 branch offices

September 1996
Listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange

November 1996
Total of 182 branch offices

December 1997
Total of 200 branch offices

March 1998
Constructed the computer center

March 1999
Total of 210 branch offices

June 1999
Registered as a specified Finance Company designated in the "Law on the Issuance of Corporate Bonds for the Loan Business of Financial Companies"

October 1999
Listed on the Frankfurt Stock Exchange

January 2000
Closed and merged 30 branch offices to create a total of 180 branch offices

March 2000
Established Compliance Committee
Closed and merged 30 branch offices to create a total of 150 branch offices

September 2000
Closed and merged 25 branch offices to create a total of 125 branch offices

October 2000
Joint establishment of unlisted company investment funds with Mirai Securities Co., Ltd.

January 2001
Closed and merged 15 branch offices to create a total of 110 branch offices nationwide

April 2002
Opened the TM (Telephone Marketing) Center

(As of June 30, 2002)



NICHIEI CO., LTD.

[illegible]

Shimogyo-ku, Kyoto [illegible], Japan

[illegible]

[illegible]

Printed in Japan